UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 26, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Medicines Company

File No. 000-31191 - CF#29757

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The Medicines Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 10, 2013 and amended on July 25, 2013.

Based on representations by The Medicines Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through May 10, 2023
Exhibit 10.2	through February 3, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary